

Mail Stop 3720

May 18, 2007

Mr. Marko Bogoievski
Chief Financial Officer
Telecom Corporation of New Zealand Limited
Telecom House
68 Jervois Quay
Wellington, New Zealand

>   **Re: Telecom Corporation of New Zealand Limited**
>   **Form 20-F for Fiscal Year Ended June 30, 2006**
>   **Filed September 25, 2006**
>   **File No. 1-10798**

Dear Mr. Bogoievski:

     We have completed our review of your Form 20-F and do not, at this time, have any further comments.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director